EXHIBIT 99.3

Telkom SA Limited

(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom")

Analyst Open Day

Telkom will be presenting an outline of its business strategy to members of the investment community at an investor day to be held at 09h00 on Thursday 6 April 2006 at the ITS Centurion Data Centre, 91 Oak Avenue, Technopark, Pretoria, South Africa. The presentations will be available on the Telkom investor relations website www.telkom.co.za/ir at 09h00 on Thursday 6 April 2006.

No trading update will be provided.

The presentations will include the following guidance relating to the fixed-line business for the financial year ending 31 March 2007:

• Employee expenses to revenue:	20% - 22%
• EBITDA margin:	37% - 40%
• Capex to revenue:	18% - 22%
• Debt to equity ratio:	50% - 70%
• Telkom fixed-line capex required over next 5 years	ZAR30 billion

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

All statements contained herein, as well as oral statements that may be made by us or by officers, directors or employees acting on behalf of the Telkom Group, that are not statements of historical fact constitute “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995, specifically Section 27A of the US Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause our actual results to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. Among the factors that could cause our actual results or outcomes to differ materially from our expectations are those risks identified under the caption “Risk Factors” contained in Item 3. of Telkom’s most recent annual report on Form 20-F filed with the U.S. Securities Exchange Commission (“SEC”) and its other filings and submissions with the SEC available on Telkom’s website at www.telkom.co.za/ir. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements, attributable to us, or persons acting on our behalf, are qualified in their entirety by these cautionary statements. Moreover, unless we are required by law to update these statements, we will not necessarily update any of these statements after the date hereof either to conform them to actual results or to changes in our expectations.

Johannesburg

05 April 2006